September 30, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Margaret Schwartz

Re:	Curative Biotechnology, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed September 28, 2022
File No. 333-264339

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 29, 2022 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement in an Amendment No. 9 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 8 to Registration Statement on Form S-1 filed September 28, 2022

Description of Securities, page 56

1.	We note your disclosure that Aegis Capital Corp. will receive Underwriter’s Warrants in connection with the offering. Please revise to provide a description of the warrants in the offering. Please refer to Item 202 of Regulation S-K.

Response: Curative has revised the disclosure as requested beginning on page 56.

General

2.	Please have counsel revise its opinion to include the shares which may be issued pursuant to the underwriter’s overallotment option. We also note that twice you refer to “the Shares.” Please revise as this is not a defined term.

Response: Counsel has updated its opinion as requested in Exhibit 5.01.

3.	We note you included the last reported sales price for your common stock as quoted on the OTC Pink was $0.03 per share as of September 14, 2022. Please revise this figure to provide such information as of a more recent date.

Response: Curative has revised its disclosure on throughout the Amendment to reflect the closing price of the Company’s common stock as of September 29, 2022.

* * *

September 30, 2022

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.